UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT OT §240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Quint Media, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

74874T104

(CUSIP Number)

Leone Group, LLC

330 Clematis Street, Suite 217

West Palm Beach, FL 33401

(561) 514-0936

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 18, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Leone Group, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [ ]
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

[ ]
6.	Citizenship or Place of Organization

United States

	7.	Sole Voting Power

		132,893,954
Number of	8.	Shared Voting Power
Shares
Beneficially		0
Owned by	9.	Sole Dispositive Power
Each Reporting
Person With		132,893,954
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

132,893,954
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

[ ]
13.	Percent of Class Represented by Amount in Row (11)

32.5% (1)
14.	Type of Reporting Person (See Instructions)

OO

(1) This percentage is calculated based on 409,202,970 shares of common stock outstanding as of March 16, 2015, as disclosed in the Issuer’s (as defined below) current report on Form 8-K as filed with the Securities and Exchange Commission on March 16, 2015.

Item 1. Security and Issuer.

This Amendment No. 1 to Schedule 13D relates to the common stock, $0.0001 par value per share (“Common Stock”), of Quint Media, Inc., a Nevada corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 330 Clematis Street, Suite 217, West Palm Beach, FL 33401.

Item 2. Identity and Background.

(a)	Leone Group, LLC (“Leone”)

(b)	Business Address: 330 Clematis Street, Suite 217, West Palm Beach, FL 33401

(c)	Leone’s principal business is strategic business advisory services.

(d)	Criminal Proceedings: None

(e)	Civil Proceedings: None

(f)	Citizenship: United States

Item 3. Source and Amount of Funds or Other Consideration.

Leone sold 17,774,136 shares of the Issuer’s common stock (“Common Stock”) on May 18, 2015, and currently holds 132,893,954 shares of Common Stock (the “Shares”). Such amount represents approximately a 4.3% change in ownership.

Item 4. Purpose of Transaction.

Leone intends to participate in and influence the affairs of the Issuer only with respect to its voting rights associated with its shares of common stock. Leone holds the Shares to maintain control over 32.5% of the current outstanding shares of Common Stock, and to support an as of yet unidentified future merger and/or acquisition transaction that would likely result in a change of control and/or material change to the Company’s business.

Item 5. Interest in Securities of the Issuer.

(a)	Leone beneficially owns 132,893,954 shares of Common Stock, representing approximately 32.5% of the outstanding shares of Common Stock. The foregoing percentage is calculated based on 409,202,970 shares of common stock outstanding as of March 16, 2015, as disclosed in the Issuer’s current report on Form 8-K as filed with the Securities and Exchange Commission on March 16, 2015.

(b)	The information set forth in Item 5(a) of this Schedule 13D is incorporated herein by reference. Leone has sole voting power and sole dispositive power over the shares of Common Stock, and does not have shared voting power or shared dispositive power over any shares of Common Stock.

(c)	On May 18, 2015, Leone effected the sale of 17,774,136 shares of Common Stock through a private sale transaction, at a sale price of $0.0001 per share

(d)	Not applicable.

(e)	Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under Items 3, 4 and 5 herein is incorporated herein by reference. Leone: (i) holds no options to purchase shares of Common Stock, (ii) has no interest in any other securities of the Issuer, and (iii) is not a party to an agreement in which it shall receive additional securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 29, 2015

LEONE GROUP, LLC

By:	/s/ Laura Anthony
Name:	Laura Anthony
Title:	Managing Member